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March 25, 1999

Royal Oak Mines Inc.
5501 Lakeview Drive
Kirkland, WA 98033
USA




Dear Sirs:

RE: FORM 10-K REPORT FOR THE YEAR ENDED DECEMBER 31, 1998

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of October 1, 1998, the Company changed its method of accounting for open pit stripping costs to expensing as incurred. Prior to this, stripping costs were deferred when the ratio of waste tons mined exceeded the estimated life of mine strip ratio and were charged to income during periods when waste tons mined were below the life of mine strip ratio. According to the management of the Company, this change was made in order for the new method to be more reflective of cash operating requirements.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Yours very truly,